Exhibit (a)(5)(S)

Asahi Kasei Corporation

September 3, 2024

Security code: 3407

Notice Regarding Results of Tender Offer for Shares of Calliditas Therapeutics AB
and Transfer of Subsidiary

Asahi Kasei Corporation (Head office: Chiyoda-ku, Tokyo; President: Koshiro Kudo; hereinafter “Asahi Kasei”) will complete its tender offer (Tender Offer) for shares of Swedish pharmaceutical company Calliditas Therapeutics AB (Head office: Stockholm, Sweden; CEO: Renée Aguiar-Lucander; hereinafter “Calliditas”), offering SEK 208 per ordinary share and SEK 416 per American Depositary Share that was announced on May 28, 2024, and declared unconditional on September 2, 2024 (CEST), as described below. Furthermore, Calliditas will become a wholly owned consolidated subsidiary of Asahi Kasei through a squeeze-out procedure under Swedish law.

Asahi Kasei is confident that this acquisition will accelerate its transformation into a global specialty pharmaceutical business by unlocking the potential of existing business operations and human resources of Calliditas. Asahi Kasei expects to achieve the following outcomes through the acquisition of Calliditas:

•        Solidifying its presence in the U.S. market by expanding its in-house sales structure for renal and autoimmune disease fields

•        Establishing a presence in Europe, initially focused on R&D activities

•        Greater breadth of in-licensing opportunities that leverage an expanded platform as a global pharmaceutical company

“We are excited to welcome Calliditas as the newest member of the Asahi Kasei Group,” commented Asahi Kasei President Koshiro Kudo. “Acquiring Calliditas with its expertise and sales capabilities in the field of renal diseases allows our U.S. pharmaceutical business to expand from transplantation to the broader renal disease area, enabling further earnings growth in the Health Care sector. By addressing unmet medical needs, we will achieve our Group Mission of contributing to life and living for people around the world along with sustainable growth of corporate value.”

I.   Regarding Results of the Tender Offer

1.  Overview of the Tender Offer

(1) Offeror

Asahi Kasei Corporation

(2) Target Company

Calliditas Therapeutics AB

(3) Tender Offer Period

July 18, 2024 to 11:59 p.m. on August 30, 2024 (CEST)*

* Followed by an extension period in Sweden and a subsequent offer period in the United States, each ending on September 13, 2024, to allow shareholders and holders of American Depositary Shares who did not tender during the initial acceptance period a chance to do so before the remaining shares become subject to the squeeze-out process.

(4) Offer Price

SEK 208 per ordinary share (approximately JPY 2,956) and SEK 416 per American Depositary Share (based on SEK 1 = JPY 14.2122 exchange rate as of August 30, 2024, also hereinafter)

The price per American Depositary Share is double the price per ordinary share as each American Depositary Share represents two ordinary shares.

(5) Minimum Acceptance Level

Completion of the Tender Offer subject to minimum acceptance representing more than 90% of the issued and outstanding ordinary shares of Calliditas (excluding treasury shares).

2.  Results of the Tender Offer

(1) Status of tendered shares (as of August 30, 2024, 11:59 p.m. CEST)

Total number of tendered shares: 50,412,897 shares (including shares represented by tendered American Depositary Shares)

Portion of shares planned to be purchased among outstanding shares: 100%

Portion of shares currently tendered among outstanding shares: approximately 93.30%

(2) Success or failure of the Tender Offer

Since the total number of tendered shares and American Depositary Shares satisfies the minimum condition set forth in I. 1. (5) above, the Offeror will purchase all of the tendered shares and American Depositary Shares.

(3) Funds necessary for purchase of all tendered shares

Approximately SEK 10.5 billion (approximately JPY 149.0 billion)

(4) More information about the Tender Offer

For more information about the Tender Offer, including its terms and conditions, please see refer to the special site for the Tender Offer, at www.asahi-kasei.com/announcement/01.html.

3.  Policy and outlook after the Tender Offer

The date of settlement of shares and American Depositary Shares tendered by August 30, 2024 is scheduled for September 9, 2024. Calliditas will become a wholly-owned subsidiary of Asahi Kasei through a squeeze-out procedure under Swedish law.

II.  Regarding Transfer of Subsidiary

1.  Reason for the transfer

As a result of the Tender Offer, Calliditas will become a consolidated subsidiary of Asahi Kasei on September 9, 2024.

2.  Overview of the subsidiary subject to transfer

(1)	Company Name	Calliditas Therapeutics AB
(2)	Address	D5, Kungsbron 1, Stockholm, Sweden
(3)	Representative	Renée Aguiar-Lucander, Chief Executive Officer
(4)	Business description	Development, manufacture, and sale of medicine and related products
(5)	Capital	SEK 2,383 k (as of December 31, 2023) (Note 1)
(6)	Date of establishment	2004
(7)	Major shareholders and shareholding ratio (Note 2)	BVF Partners LP		11.6%
		Linc AB		11.0%
		Stiftelsen Industrifonden		5.8%
(8)	Relationship between Asahi Kasei and Calliditas	Capital Relationship	None
		Personnel Relationship	None
		Business Relationship	None
(9)	Calliditas’ consolidated operating results and consolidated financial position for the past three years
Accounting Period (Unit: thousands of SEK)	Fiscal year ended December 31, 2021	Fiscal year ended December 31, 2022	Fiscal year ended December 31, 2023
Total equity	1,008,281	766,264	334,806
Total assets	1,459,910	1,952,973	1,859,245
Total equity per ordinary share (SEK) (Note 2)	18.7	14.2	6.2
Revenue	229,347	802,879	1,206,888
Operating income (loss)	(524,456)	(421,943)	(373,055)
Ordinary income	—	—	—
Net income (loss)	(500,293)	(412,268)	(466,185)
Basic and diluted EPS (SEK)	(9.84)	(7.78)	(8.69)
Dividend paid per ordinary share (SEK)	—	—	—

(Note 1) Excluding additional paid-in capital of Calliditas as of December 31, 2023.

(Note 2) Calculated using total shares outstanding (54,033,447 shares excluding 5,908,018 shares of treasury stock) as of July 17, 2024; including both ordinary shares and American Depositary Shares.

3.  Number of Shares Acquired, Acquisition Price, and Status of Shareholding Before and After the Acquisition

(1)	Number of shares held before transfer	0 shares (Percentage of voting rights: 0.0%)
(2)	Number of shares acquired	50,412,897 shares
(3)	Funds necessary for purchase of all tendered shares	Appropriately SEK 10.5 billion (approximately JPY 149.0 billion)
(4)	Number of shares held after transfer	50,412,897 shares (Percentage of voting rights: 93.30%)

4.  Schedule of the transfer

September 9, 2024 (Monday)

5.  Future outlook

Financial impact of the transfer of the subsidiary is currently under examination. Should any matters warranting publication arise, disclosure will be made without delay.

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